UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Futu Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

36118L 106**
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

August 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to Futu Holdings Limited’s American Depositary Shares, each representing eight Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36118L106	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore FT Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 14 of 19

Item 1.    Security and Issuer.

This Amendment No. 1 supplements and amends the Schedule 13D filed on March 21, 2019 (as so amended, the “Statement”) by the Reporting Persons, relating to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of Futu Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China. Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Statement.
The Company’s American depositary shares (the “ADSs”), each representing eight Class A Ordinary Shares, are listed on the Nasdaq Global Market under the symbol “FHL.” The Reporting Persons (as defined below) own only Class A Ordinary Shares and do not own any ADSs.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:
(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act.  The members of the group are:
(i)          General Atlantic Singapore FT Pte Ltd. (“GAS FT”);
(ii)         General Atlantic Singapore Fund Pte. Ltd. (“GASF”);
(iii)        General Atlantic Singapore Fund Interholdco Ltd. (“GASF Interholdco”);
(iv)        General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”);
(v)         General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”);
(vi)        General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”);
(vii)       GAP (Bermuda) Limited (“GAP (Bermuda) Limited”);
(viii)      General Atlantic LLC (“GA LLC”);
(ix)         GAP Coinvestments III, LLC (“GAPCO III”);
(x)          GAP Coinvestments IV, LLC (“GAPCO IV”);
(xi)         GAP Coinvestments V, LLC (“GAPCO V”); and
(xii)        GAP Coinvestments CDA, L.P. (“GAPCO CDA”).
Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.”  GAP Bermuda IV, GAP Bermuda EU, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”
The principal address of each of the Reporting Persons (other than GASF FT and GASF) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GASF FT and GASF is 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960.
Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 36118L106	SCHEDULE 13D	Page 15 of 19

GAS FT is wholly owned by GASF.  The majority shareholder of GASF is GASF Interholdco.  The members of GASF Interholdco that share beneficial ownership of the Class A Ordinary Shares held of record by GAS FT are the GA Funds.  The general partner of each of GAP Bermuda IV and GAP Bermuda EU is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited.  GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA.  There are six members of the management committee of GA LLC (the “GA Management Committee”) as of the date hereof.  The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited.  Each of the members of the GA Management Committee disclaims ownership of the Class A Ordinary Shares except to the extent he or she has a pecuniary interest therein.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of GA LLC.  The present principal occupation or employment of each of the directors of GAS FT, GASF and GASF Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.    Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the information below at the end of Item 4:
On August 8, 2019, Chi Eric Zhang, a managing director of GA LLC, was appointed by the Company’s board of directors as a new director of the Company.

CUSIP No. 36118L106	SCHEDULE 13D	Page 16 of 19

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:
(a) The percentages used herein are calculated based upon on an aggregate of 343,795,709 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on March 8, 2019.  Additionally, the Company’s Class B ordinary shares, par value $0.00001 per share, are convertible into Class A Ordinary Shares on a one-to-one basis at any time by the holders thereof.  A total of 888,347,760 ordinary shares of the Company, on an as-converted basis, were reported to be outstanding in the Company’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on March 8, 2019.
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 46,666,666 Class A Ordinary Shares, or approximately 13.6% of the issued and outstanding Class A Ordinary Shares, or approximately 5.3% of the Company’s total issued and outstanding ordinary shares on an as-converted basis.
By virtue of the fact that (i) GASF owns all of GAS FT’s voting shares, (ii) GASF Interholdco owns a majority of GASF’s voting shares, (iii) the GA Funds contributed the capital to GASF Interholdco to fund GAS FT’s purchases of the Class A Ordinary Shares and may direct GASF Interholdco with respect to its shares of GASF, (iv) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda IV and GAP Bermuda EU, (v) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (vi) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares owned of record by GAS FT.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 46,666,666 Class A ordinary shares, or approximately 13.6% of the issued and outstanding Class A Ordinary Shares, or approximately 5.3% of the Company’s total issued and outstanding ordinary shares on an as-converted basis.

(b)  Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 46,666,666 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c)  Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

CUSIP No. 36118L106	SCHEDULE 13D	Page 17 of 19

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
Unchanged.

Item 7.    Materials to be Filed as Exhibits.

Unchanged.

CUSIP No. 36118L106	SCHEDULE 13D	Page 18 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 12, 2019.

GENERAL ATLANTIC SINGAPORE FT PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

CUSIP No. 36118L106	SCHEDULE 13D	Page 19 of 19

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

 SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States

Directors of General Atlantic Singapore FT Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Finance Director at General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Finance Director at General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Fund Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC
Thomas J. Murphy	600 Steamboat Road Greenwich, Connecticut 06830	United States	Managing Director of GA LLC
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC